March 2, 2007

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Pharmasset, Inc.

Registration Statement on Form S-1

Filed January 17, 2007 (File No. 333-133907)

Responses to SEC Comment Letter dated February 13, 2007

Dear Ms. Brandon:

On behalf of Pharmasset, Inc. (the “Company”), set forth below are the Company’s responses to comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 13, 2007 relating to the Company’s registration statement on Amendment No. 1 to Form S-1 (File No. 333-133907) filed on January 17, 2007 (the “Registration Statement”), including the prospectus contained therein (the “Prospectus”). For your convenience, each Staff comment is followed by the Company’s response to such comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

This letter should be read in conjunction with the accompanying Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which the Company filed with the Commission on the date hereof. In this letter, all page references set forth in the Company’s responses to the Staff’s comments refer to page numbers in Amendment No. 2. To assist the Staff in reviewing Amendment No. 2, we are delivering, by hand delivery, a copy of this letter and eight bound copies of Amendment No. 2. Four of the copies of Amendment No. 2 have been marked to show changes from Amendment No. 1 the Registration Statement as filed with the Commission on January 17, 2007.

Form S-1/Amendment No. 1

Summary, page 1

1.	We note your response to comment 9 and your revised disclosure. Item 503 of Regulation S-K provides that the summary section of the prospectus should not contain all of the detailed information in the prospectus and further provides that the summary section should contain information that is a brief overview of the key aspects of the offering. As presently drafted, your summary continues to include too much detail about your product candidates. Please revise the summary to limit the discussion of these candidates to a brief description of the product candidate and indication and the status of the clinical trials. Please move the information about the target market and the details about the clinical trials to the Business section.

The Company has revised the disclosure on pages 1 through 3 in response to this comment.

2.	Please revise your document to indicate the sources of information you have relied on making that statement on page 1 that “Roche is a market leader in HCV therapy through their FDA-approved product, Pegasys….”

The Company has revised the disclosure on page 1 in response to this comment.

“We may experience difficulties entering into contracts on favorable….” page 20

3.	We note your response to comment 28 and your revised disclosure. Please revise to indicate the time table, if any, of when you expect to enter into a definitive agreement or end discussions with such supplier regarding a manufacturing/supply agreement.

While the Company is currently in negotiations with a potential supplier of clevudine, the Company cannot predict the timing of entering into a definitive agreement or ending such negotiations.

The Company supplementally advises the Staff that it believes it currently has a sufficient supply of the active pharmaceutical ingredient for clevudine to initiate its planned Phase 3 clinical trials for clevudine. The Company anticipates that it will need to procure additional supplies of the active pharmaceutical ingredient of clevudine for the purpose of completing these Phase 3 clinical trials approximately 18 months after these clinical trials are initiated.

“We licensed Racivir, one of our lead a product candidates, from Emory University….” page 22

4.	Please explain what rights were permitted under the Gilead agreement and what rights you were granted that appear to exceed the rights permitted under the Gilead agreement.

The Company has revised the disclosure on page 22 in response to this comment.

The Company supplementally advises the Staff that, on page 22, it has deleted the term “validity” from a sentence it had included in Amendment No. 1 to the Registration Statement in response to comment number 30 in the Staff’s first comment letter. The Company has deleted this word because it does not believe that the validity of this license agreement is in question.

Management’s Discussion and Analysis of Financial Condition, page 41

5.	We note your response to comment 49. However, it is the staff’s position that when you expect to pay or receive a material milestone payment in the near future, the amount of the payment and the triggering event should be disclosed. We note that you have requested confidential treatment of the triggering events. Please note in this circumstance where the triggering event is material, we are not willing to grant confidential treatment.

The Company has revised the disclosure on pages 43 and 44 in response to this comment.

Research and Development, Expenses, page 43

6.	Please refer to your response to our prior comment number 50. It does not appear that you addressed this comment in its entirety. With respect to part b, please add a table that provides disclosure regarding the expenditures on these projects.

The Company has added disclosure on page 44 in response to this comment.

Obligations and Commitments, page 48

7.	Refer to your response to comment 52. Please revise your discussion to include the total potential milestone payments that may become due under each of your license agreements. Include a discussion of the events that would trigger the payment under each of these agreements here as well as in the notes to your financial statements where you discussion these milestone obligations. Please note that confidential treatment is not sufficient reason to omit disclosure that is required under this guidance of GAAP.

The Company has added disclosure on pages 44, 49, 50, F-20, F-24, F-25 and F-35 in response to this comment.

Hoffman – La Roche, Inc., page 71

8.	We note your response to comment 65 and your revised disclosure that you retained certain co-promotion rights to market and promote products to “certain types of physicians.” Please explain what you mean by “certain types of physicians.”

The Company has revised the disclosure on page 75 in response to this comment.

9.

We note your response to comment 68 and your supplemental response that you believe the specific year of the fixed-term component of the license expiration is confidential and further that you have sought confidential treatment for such provision. We are currently reviewing your confidential treatment application;

however, please note that we do not grant confidential treatment for termination or termination provisions. In that regard, please revise your disclosure to disclose when your royalty or payment obligations under your agreement with Hoffmann- LaRoche, Inc. expire.

The Company has revised the disclosure on page 76 in response to this comment.

Financial Statements

Notes to the Financial Statements, page F-11

9. Redeemable Stock and Stockholders’ (Deficit) Equity page F-25

Series R-1 Warrants, page F-27

10.	Please refer to your response to our prior comment number 93. It is still unclear how you determined the value of the redeemable warrants at the each reporting date remained the same. Please clarify this fact as well as how the calculation provided in your response was used in that determination. Also, please demonstrate how you concluded that your accounting complies with EITF D-98.

During the audit of the Company’s financial statements as of and for the year ended September 30, 2005, the Company considered whether the accounting standards in effect at that time, including FAS No. 133, Accounting for Derivative Instruments and Hedging Activities, required an adjustment of the carrying amount of the Series R-1 Warrants to fair value as of September 30, 2005 and determined that no such adjustment was required. During the audit of the Company’s financial statements as of and for the year ended September 30, 2006, it was determined that the Series R-1 Warrants should be accounted for as a liability as of and for the year ended September 30, 2006. In accordance with FASB Staff Position No. FAS 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That are Redeemable, the Company’s Series R-1 Warrants are liabilities under paragraph 11 of FAS 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity because the warrants embody obligations to repurchase the Company’s shares and may require transfer of assets.

The Series R-1 Warrants were issued in October 2004 and expired in October 2006. The requirements of FSP 150-5 became applicable to the Company during the year ended September 30, 2006. In accordance with the requirements, the Company should have classified the Series R-1 Warrants as liabilities and marked to market each reporting period. During the preparation of the Company’s financial statements as of and for the year ended September 30, 2006, the Company calculated the value of the Series R-1 Warrants as of October 1, 2005 to determine the amount of cumulative effect adjustment that would have been recognized on adoption of FASB Staff Position No. FAS 150-5 and determined it to be $179,000. The Company also calculated the value of the Series R-1 Warrants as of September 30, 2006 and determined it to be close to zero. Therefore, the Company should have reduced the carrying amount of the Series R-1 warrants by $264,000 with recognition of a cumulative effect adjustment of $179,000 and an increase to other income of $85,000. However, we performed an analysis of materiality pursuant to the guidance of SEC Staff Accounting Bulletin (“SAB”) No. 99 Materiality, and concluded that, in light of both quantitative and qualitative factors, this individual misstatement, which was the only misstatement, was not material in relation to individual line items, subtotals, totals, or the financial statements taken as a whole. Therefore, the adjustment was not made. Please note that the carrying amount of the Series R-1 warrant has been reduced to zero as of December 31, 2006 with an increase to Additional-Paid-In Capital.

9. Stock Compensation, page F-29

11.	Refer to your response to our prior comment number 51. Your current discussion is hard to follow given that it appears to reference various exhibits that we were unable to locate in your response. Please provide this discussion with all referenced exhibits for us to further analyze. As you had a retrospective analysis performed on the value of your common stock using the guidance in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately Held-Company Equity Securities issued as Compensation, please provide the disclosures recommended by paragraphs 179(a) and 182 of the Practice Guide, to the extent you have not already provided them. Further, please provide to us management’s rationale for removing this discussion from the Critical Accounting Estimates.

Attached as Annex A hereto is a copy of a revised discussion in response to prior comment number 51, including the referenced exhibits. The Company has added disclosure on pages 51, 52, F-31 and F-32 in response to this comment.

Additionally, with reference to comment number 6 in the Staff’s first comment letter, the Company is furnishing supplementally to the Staff, as Annex B hereto, marked copies of the sources from which the Company obtained certain statistical information that the Company has included in Amendment No. 2.

*        *        *

Thank you for your attention to the Company’s responses to the Staff’s comments. If you or any other member of the Staff has any further questions or comments concerning these responses or Amendment No. 2 to the Registration Statement, or if you require additional information, please feel free to contact me at (212) 848-8244, or my associate Rebecca Hoskins at (212) 848-4834.

Very truly yours,

/s/ Danielle Carbone

Danielle Carbone

Encl.

cc:	Suzanne Hayes, Securities and Exchange Commission

Song Brandon, Securities and Exchange Commission

Tabatha Akins, Securities and Exchange Commission

P. Schafer Price, Pharmasset, Inc.

Kurt Leutzinger, Pharmasset, Inc.

Bryce Roberts, Pharmasset, Inc.

ANNEX A

The Company has attached as Exhibit 1 to this Annex A an itemized chronological schedule covering all equity instruments that impact stock-based compensation that were issued since January 1, 2005 through the date of this response. Attached as Exhibit 2 to the Annex A is a valuation summary regarding our common stock.

The fair market value of our common stock, in the absence of a public market for the Company’s common stock, was estimated for financial reporting purposes, using the methodology favored by the guidelines of the American Institute of Certified Public Accountants (AICPA) titled “Valuation of Privately-Held Company Equity Securities Issued as Compensation.” Factors that were taken into consideration included the judgment of investment bankers as to the probability of executing a successful initial public offering; the liquidation preferences of the Company’s preferred stock; the balance of the Company’s cash, cash equivalents and short term investments; and the present value of the Company’s product candidates as estimated, when available, from the market value of publicly traded companies developing comparable product candidates, and when this was not available, by a discounted cash flow (DCF) analysis based on cost and revenue estimates provided by third party clinical research organizations, marketing consultants and management and using discount rates appropriate to the stage of development of our drug candidates provided by an independent appraiser with expertise in the valuation of early stage drug development companies.

The fair value of the common stock at each issuance date is discussed below:

January 17, 2005 ($2.73) – Pharmasset’s technology value was based primarily on DFC, a drug candidate the Company had licensed to Incyte, a publicly traded company. An estimate of the public market value of this program was made based on the public market value of Incyte’s total technology portfolio, the percent of Incyte’s technology value attributed to DFC by independent financial analysts, and Pharmasset’s participation in the future commercial value of DFC relative to Incyte. The value of this technology to investors in a private company was estimated by reducing its public value with a discount factor published in a study by Mercer, Z. Christopher, Quantifying Marketability Discounts, p.80, supplied to the Company by American Appraisal, an independent appraiser retained by the Company. The value of the Company’s common stock to a private investor was then calculated by adding this private technology value to the Company’s cash value and subtracting the liquidation preference payments that would be made to the holders of preferred stock out of the proceeds of a private sale of the Company prior to any participation in the proceeds by the common stock. The theoretical public price of our common stock had it been publicly traded at that time was calculated by applying the inverse of the Mercer discount factor to the private technology value, to account for the value of liquidity, and adding the Company’s cash value. No subtraction was made for liquidity preferences, since all the preferred stock will convert to common stock upon an IPO, thus losing its preferential rights to the proceeds of a sale of the Company. The fair market value used for financial reporting purposes was a weighted average of the private and public values, with the weights equal to the probability of executing a successful IPO versus a private sale of the Company, as estimated by management with the advice of investment bankers based on the recent experience of other biotechnology companies. At January 17, 2005, the probability of an IPO was considered to be only 11%, based on market conditions and an uncertainty at such time that holders of a significant number of shares of the Company’s equity capital, including one of the Company’s founders, would cooperate in connection with the IPO. This same method was used for each issuance date, so only variations in its application are discussed below.

March 30, 2005 ($2.49) – The drop in fair market value was primarily due to the drop in Incyte’s stock price.

August 10, 2005 through September 19, 2005 ($3.38) – The increase in fair market value was the net result of the fall in Incyte’s stock price upon the announcement of disappointing clinical data for DFC, offset by the in-licensing of clevudine and the conversion of 73% of the preferred stock to common stock, which removed 73% of the liquidation preferences. The conversion of preferred stock was effected in order to provide the holders of these shares with certain rights granted to holders of common stock pursuant to the Company’s stockholders’ agreement. Additionally, the probability of an IPO was raised to 30% at such time.

May 24, 2006 through July 12, 2006 ($4.06) – The increase in fair market value is the net result of the fall in the value of DFC to zero due to the discontinuation of its development by Incyte, offset by the announcement of positive clinical data for clevudine. The probability of an IPO was raised to 50%, based on market conditions and our receipt of certain assurances that one of the Company’s founders would cooperate in connection with the IPO.

November 7, 2006 ($4.25) – The increase in fair market value is based on the increase in the value of clevudine program as it moves closer to market and with the announcement of additional good clinical data from which higher future revenues were projected.

Exhibit 1

		Options Granted	Exercise Price	Grant Date	GAAP FMV	Compensation per share	Total Compensation
Employees
FY 2005 Grants
Meester*	Mark	75,000	$2.00	17-Jan-05	2.73	$0.73	54,750
Leutzinger*	Kurt	250,000	$2.00	17-Jan-05	2.73	$0.73	182,500
Griffin	Lisa	8,000	$2.00	30-Mar-05	2.49	$0.49	3,920
Meester*	Mark	105,000	$2.00	10-Aug-05	3.38	$1.38	144,900
Ross	Bruce	26,400	$2.00	10-Aug-05	3.38	$1.38	36,432
Anuth	James	9,000	$2.00	10-Aug-05	3.38	$1.38	12,420
da Silva*	Loni	175,000	$2.00	10-Aug-05	3.38	$1.38	241,500
Hook	Christopher	8,000	$2.00	10-Aug-05	3.38	$1.38	11,040
Steuer	Holly	1,000	$2.00	10-Aug-05	3.38	$1.38	1,380
Niu	Congrong	1,000	$2.00	10-Aug-05	3.38	$1.38	1,380
Keilman	Margaret	1,000	$2.00	10-Aug-05	3.38	$1.38	1,380
Jones	Jennifer	750	$2.00	10-Aug-05	3.38	$1.38	1,035
Kerod	Kevin	3,000	$2.00	10-Aug-05	3.38	$1.38	4,140
Sofia*	Michael	76,500	$2.00	10-Aug-05	3.38	$1.38	105,570
Cleary*	Darryl	85,000	$2.00	16-Aug-05	3.38	$1.38	117,300
Hill*	Lynn	120,000	$2.00	1-Sep-05	3.38	$1.38	165,600
Kupsch	Laura	20,000	$2.00	19-Sep-05	3.38	$1.38	27,600

		964,650
FY 2006 Grants
Bao	Haiying	1,000	$2.58	24-May-06	4.06	$1.48	1,480
Beard	Amanda	2,000	$2.58	24-May-06	4.06	$1.48	2,960
Chun	Byoung-Kwon	4,500	$2.58	24-May-06	4.06	$1.48	6,660
De La Rosa*	Abel	60,000	$2.58	24-May-06	4.06	$1.48	88,800
De La Rosa*	Abel	12,000	$2.58	24-May-06	4.06	$1.48	17,760
Du	Jinfa	7,000	$2.58	24-May-06	4.06	$1.48	10,360
Furman*	Phil	30,000	$2.58	24-May-06	4.06	$1.48	44,400
Griffin	Lisa	6,600	$2.58	24-May-06	4.06	$1.48	9,768
Johnson	Patricia	15,000	$2.58	24-May-06	4.06	$1.48	22,200
Khan	Sarah	2,000	$2.58	24-May-06	4.06	$1.48	2,960
Leutzinger*	Kurt	68,500	$2.58	24-May-06	4.06	$1.48	101,380
Meester*	Mark	55,500	$2.58	24-May-06	4.06	$1.48	82,140
Murakami	Eisuke	2,000	$2.58	24-May-06	4.06	$1.48	2,960
Modi	Marlene	87,000	$2.58	24-May-06	4.06	$1.48	128,760
Otto*	Michael	60,000	$2.58	24-May-06	4.06	$1.48	88,800
Price*	Schaefer	75,000	$2.58	24-May-06	4.06	$1.48	111,000
Rachakonda	Suguna	2,000	$2.58	24-May-06	4.06	$1.48	2,960
Roemer*	Alan S.	20,000	$2.58	24-May-06	4.06	$1.48	29,600
Roberts	Bryce A.	20,000	$2.58	24-May-06	4.06	$1.48	29,600
Wang	Peiyuan	7,000	$2.58	24-May-06	4.06	$1.48	10,360
Westby	Keith	20,000	$2.58	24-May-06	4.06	$1.48	29,600
Zennou	Veronique	7,000	$2.58	24-May-06	4.06	$1.48	10,360
Dempsey	Dawn	1,000	$2.58	1-Jun-06	4.06	$1.48	1,480
Curtiss	Kristine	40,000	$2.58	10-Jul-06	4.06	$1.48	59,200

		605,100
* Related Party

		Options Granted	Exercise Price	Grant Date	GAAP FMV	Compensation per share	Total Compensation
FY 2007 Grants
Price*	Schaefer	120,000	$2.68	7-Nov-06	4.25	$1.57	188,400
da Silva*	Loni	35,000	$2.68	7-Nov-06	4.25	$1.57	54,950
De La Rosa*	Abel	30,000	$2.68	7-Nov-06	4.25	$1.57	47,100
Cleary*	Darryl	25,000	$2.68	7-Nov-06	4.25	$1.57	39,250
Otto*	Michael	30,000	$2.68	7-Nov-06	4.25	$1.57	47,100
Hill*	Lynn	30,000	$2.68	7-Nov-06	4.25	$1.57	47,100
Leutzinger*	Kurt	38,250	$2.68	7-Nov-06	4.25	$1.57	60,053
Furman*	Phil	15,000	$2.68	7-Nov-06	4.25	$1.57	23,550
Sofia*	Michael	15,000	$2.68	7-Nov-06	4.25	$1.57	23,550
Roberts	Bryce A.	5,000	$2.68	7-Nov-06	4.25	$1.57	7,850
Roemer*	Alan S.	10,000	$2.68	7-Nov-06	4.25	$1.57	15,700
Du	Jinfa	5,000	$2.68	7-Nov-06	4.25	$1.57	7,850
Wang	Peiyuan	5,000	$2.68	7-Nov-06	4.25	$1.57	7,850
Kupsch	Laura	5,000	$2.68	7-Nov-06	4.25	$1.57	7,850
Anuth	James	4,000	$2.68	7-Nov-06	4.25	$1.57	6,280
Kerod	Kevin	2,500	$2.68	7-Nov-06	4.25	$1.57	3,925
Murakami	Eisuke	2,500	$2.68	7-Nov-06	4.25	$1.57	3,925
Chun	Byoung-Kwon	2,000	$2.68	7-Nov-06	4.25	$1.57	3,140
Rachakonda	Suguna	2,500	$2.68	7-Nov-06	4.25	$1.57	3,925
Beard	Amanda	1,500	$2.68	7-Nov-06	4.25	$1.57	2,355
Steuer	Holly	1,500	$2.68	7-Nov-06	4.25	$1.57	2,355
Niu	Congrong	1,500	$2.68	7-Nov-06	4.25	$1.57	2,355
Keilman	Margaret	1,500	$2.68	7-Nov-06	4.25	$1.57	2,355
Bao	Haiying	1,400	$2.68	7-Nov-06	4.25	$1.57	2,198
Westby	Keith	4,200	$2.68	7-Nov-06	4.25	$1.57	6,594
Meester*	Mark	29,750	$2.68	7-Nov-06	4.25	$1.57	46,708
Griffin	Lisa	6,000	$2.68	7-Nov-06	4.25	$1.57	9,420
Johnson	Patricia	2,500	$2.68	7-Nov-06	4.25	$1.57	3,925
Zennou	Veronique	900	$2.68	7-Nov-06	4.25	$1.57	1,413
Curtiss	Kristine	3,100	$2.68	7-Nov-06	4.25	$1.57	4,867

		435,600
Consultants
FY 2006 Grants
Knill	James	17,000	$2.58	12-Jul-06	4.06	$1.48	25,160

		17,000
Directors
FY 2005 Grants
Inouye*	Michael	40,000	$2.00	10-Aug-05	3.38	$1.38	55,200

		40,000
* Related Party

		Options Granted	Exercise Price	Grant Date	GAAP FMV	Compensation per share	Total Compensation
FY 2006 Grants
Carney*	William	10,000	$2.58	24-May-06	4.06	$1.48	14,800
Carney*	William	12,000	$2.58	24-May-06	4.06	$1.48	17,760
Hahn*	Elliot	10,000	$2.58	24-May-06	4.06	$1.48	14,800
Hahn*	Elliot	12,000	$2.58	24-May-06	4.06	$1.48	17,760
Williamson*	Robert	10,000	$2.58	24-May-06	4.06	$1.48	14,800
Williamson*	Robert	12,000	$2.58	24-May-06	4.06	$1.48	17,760

		66,000

FY 2007 Grants:
Carney*	William	10,000	$2.68	7-Nov-06	4.25	$1.57	15,700
Hahn*	Elliot	10,000	$2.68	7-Nov-06	4.25	$1.57	15,700
Williamson*	Robert	10,000	$2.68	7-Nov-06	4.25	$1.57	15,700
Inouye*	Michael	10,000	$2.68	7-Nov-06	4.25	$1.57	15,700

		40,000

Total Options Granted		1,692,750					2,933,127

* Related Party

Exhibit 2

Pharmasset, Inc.

Summary of Valuation

		Series D Preferred Valuation (Aug 24, 2004)		Series R Preferred Valuation (Oct 26, 2004)		Preferred Stock Conversions (Jun 15, 2005)	Unfavorable DFC Data (Jul 27, 2005)	Stock Options Granted (Aug 10, 2005)
Valuation:
Technology Valuation
Discounted Cash Flow Analysis	Exhibit B		$42,610		$56,979				$43,915
Guideline Company Analysis	Exhibit C		$38,660		$84,084				48,674

Concluded Technology Value	(a)		$40,638		$70,532				$46,295
Plus: Cash			46,755		56,112				52,000

Equals: Enterprise Value			$87,393	(a)	$126,644				$98,295
Less: Liquidation Preferences	Exhibit D		62,455		66,455				28,547

Equals: Common Stock Value			$24,938		$60,189				$69,748
Shares Outstanding			24,465		25,174				26,276
Plus: In-the-money options			—

Fully Diluted Shares			24,465		25,174				26,276

Per Common Share Analysis:
Private Company Common Stock Value per share			$1.02		$2.39				$2.65
Private Company Conversion Value			$3.57		$5.03				$3.74
Times: Liquidity Premium Value	(a)		1.35		$1.42				1.36

Equals: Public IPO Value			$4.83		$7.14				$5.07

Common Stock Value Per Share
Private Company Value			$1.02		$2.39				$2.65
IPO Value			$4.83		$7.14				$5.07
Weighted Value Per Share
Private Company Value		50%	$0.51	40%	$0.96			70%	$1.80
IPO Value		50%	2.41	60%	4.29			30%	1.52

Concluded Common Stock Value			$2.92		$5.24				$3.38

Value of Preferred Financing Units (Bottom-Up):			Series D		Series R
Units Placed (000)			7.843		400
Placement Price per unit			$5.10		$10.00

Total Placement Value (000)			$40,001		$4,000
Price paid for Unit			$5.10		$10.00
Less: Market Value of Warrant			$0.69	Ex E	$0.66	Ex F

Equals: Market Value of Preferred Stock Share			$4.41		$9.34

Value of Preferred Financing Unit (Top Down)
Private Company Value					$14.48	Ex F-1 & F-2
IPO Value					$7.10	Ex F-1 & F-2
Private Company Value				40%	$5.79
IPO Value				60%	$4.30
Concluded Financing Unit Value					$10.09
(a) Liquidity Premium Factor @ 75% to technology value		=	$71,295		$123,740				$81,219
Plus: Cash balance			46,755		56,112				52,000

Equals: Public IPO Value			$118,050		$179,852				$133,219
Per converted share			$4.83		$7.14				$5.07

NOTE: Illiquidity Premium Factor based on study of Pre-IPO private stock transaction study compared to subsequent IPO prices (refer to Exhibit C-1); (Premium is not applied to the cash balance portion of the total common stock value)

Exhibit A

Pharmasset, Inc.

Summary of Valuation

			Series D Preferred Valuation (Aug 04, 2004)		Series R Preferred Valuation (Oct 26, 2004)	Preferred Stock Conversions (Jun 15, 2005)	Unfavorable DFC Data (Jul 27, 2005)		Stock Options Granted (Aug 10, 2005)
Valuation:
Technology Valuation
Discounted Cash Flow Analysis	Exhibit B		$42,616		$56,979				$43,915
Guideline Company Analysis	Exhibit C		$38,660		$84,084				48,674

Concluded Technology Value	(a)		$40,638		$70,532				$46,295
Plus: Cash			46,755		56,112				52,000

Equals: Enterprise Value			$87,393	(a )	$126,644				$98,295
Less: Liquidation Preferences	Exhibit D		62,455		66,455				28,547

Equals: Common Stock Value			$24,938		$60,189				$69,748
Shares Outstanding			24,465		25,174				26,276
Plus: In-the-money options			—

Fully Diluted Shares			24,465		25,174				26,276
Per Common Share Analysis:
Private Company Common Stock Value per share			$1.02		$2.39				$2.65
Private Company Conversion Value			$3.57		$5.03				$3.74
Times: Liquidity Premium Value (a)			1.35		1.42				1.36

Equals: Public IPO Value			$4.83		$7.14				$5.07
Common Stock Value Per Share
Private Company Value			$1.02		$2.39				$2.65
IPO Value			$4.83		$7.14				$5.07
Weighted Value Per Share
Private Company Value		50%	$0.51	40%	$0.96			70%	$1.86
IPO Value		50%	2.41	60%	4.29			30%	1.52

Concluded Common Stock Value			$2.92		$5.24				$3.38

Value of Preferred Financing Units (Bottom-Up):			Series D		Series R
Units Placed (000)			7,843		400
Placement Price per unit			$5.10		$10.00

Total Placement Value (000)			$40,001		$4,000
Price paid for Unit			$5.10		$10.00
Less: Market Value of Warrant			$0.69	Ex E	$0.66	Ex F

Equals: Market Value of Preferred Stock Share			$4.41		$9.34

Value of Preferred Financing Unit (Top-Down)
Private Company Value			$14.48	Ex F-1 & F-2
IPO Value			$7.16	Ex F-1 & F-2
Private Company Value		40%	$5.79
IPO Value		60%	$4.30

Concluded Financing Unit Value			$10.09
(a) Illiquidity Premium Factor @75% to technology value =	$71,295		$123,740		$81,219
Plus: Cash balance	46,755		56,112		52,000

Equals: Public IPO Value	$118,050		$179,852		$133,219
Per converted share	$4.83		$7.14		$5.07

NOTE: Illiquidity Premium Factor based on study of Pre-lPO private stock transaction study compared to subsequent IPO prices (refer to Exhibit C-1); (Premium is not applied to the cash balance portion of the total common stock value)

Exhibit A-1

Pharmasset, Inc.

Summary of Valuation - Page 2

Series D Financing Unit

Facts:

Investment(000) $40,001

On fully diluted basis, represents approximately 41% of total common stock outstanding;

Represents approximately 73% of total preference amount;

Investment value is concluded to be not unreasonable for the following reasons:

•	Implies approximately $100 million total enterprise value on fully diluted basis’

•	Implies full downside protection given an enterprise value of $62 million;

Exhibit B

Pharmasset, Inc.

Technology Valuation - Discounted Cash Flow Approach

Series D Preferred Issuance (Aug 04, 2004)	Series R Preferred Issuance (Oct 26, 2004)	Preferred Stock Conversions (Jun 15, 2005)	Clevudine In-Licensed (Jun 23, 2005)	Unfavorable DFC Report (Jul 27, 2005)	Options Granted (Aug 10, 2005)
Discount Rate	(000)	Discount Rate	(000)	Discount Rate	(000)
Technology Valuation:

Discounted Cash Flow Approach
Clevudine	25.0%	—	25.0%	—	25.0%	$8,718
DFC	35.0%	32,990	30.0%	$43,850	35.0%	19,299
Racivir (collaboration needed)	35.0%	(212)	35.0%	(212)	35.0%	—
PSI 6130	50.0%	5,923	40.0%	9,427	40.0%	14,980
4 Prime 6130	50.0%	3,915	50.0%	3,915	50.0%	919
DOT	50.0%	—	50.0%	—	50.0%	—

Sub-Total	38.5%	42,616	33.0%	56,979	35.0%	43,915

For Details Refer to	Exhibit B-	2	Exhibit B-	3	Exhibit B-	4

Exhibit C

Pharmasset, Inc.

Technology Valuation - Market Approach

	Series D Preferred Valuation (Aug 04, 2004)	Series R Preferred Valuation (Oct 26, 2004)	Preferred Stock Conversions (Jun 15, 2005)	Clavudine In-Licensed (Jun 23, 2005)	Unfavorable DFC Report (Jul 27, 2005)		Aug 10, 2005 Common Stock Valuation
Estimated Pharmasset DFC Value Participation:
Sales of DFC by Incyte	100.00%	100.00%					100.00%
Standard pharmaceutical company pre R&E Operating margin (I)	60.00%	60.00%					60.00%
Average royalty rate to be paid to Pharmasset	16.28%	16.28%					16.28%
Pharmasset’s DFC Value as % of Inclyte’s DFC Value (a)	27.13%	27.13%					27.13%
Estimated DFC Technology Value to Incyte	(000)	(000)					(000)
Incyte Shares common stock shares outstanding (000)	73,553	73,553					83,422
Times: Closing public stock price	$6.08	$10.16				(d)	$4.27

Equals: Incyte Market Capitalization	$447,204	$747,301					$356,211
Plus: Incyte Debt (g)	330,341	408,141					347,841

Equals: Incyte Enterprise Value	777,545	1,155,442					704,052
Less: Incyte cash balance (h)	(473,555)	(412,562)					(382,744)

Equals: Incyte Technology Value	303,990	742,880					321,309
DFC as % of Total Incyte Technology Value (b)	61.76%	61.76%					48.41%
DFC technology value to Incyte	187,734	458,779					155,554
Estimated Technology Value to DFC:
Times: Pharmasset’s DFC Value as % of Inclyte’s DFC Value	27.13%	27.13%					27.13%
Equals: Pharmasset’s DFC Public Technology Value	50,939	124,482					42,207
Times: Private Company Illiquidity Discount Factor @ 43.0%	0.57	0.57					0.57

Equals: DFC Private Company Value	29,035	70,955					24,058
Plus: Private Values of Other Pharmasset Product Candidates:(f)
Clevudine	—	—					8,718
Racivir	(212)	(212)					—
PS-6130	5,923	9,427					14,980
4 Prime 6130	3,915	3,915					919
DOT	—	—					—

Equals: Pharmasset’s Total Private Technology Value	38,660	84,084					48,674

(a)	Based on ratio of Pharmasset’s royalty rate / Incyte’s estimated pretax profit margin from projected DFC sales;

(b)	Based on Banc of American equity research analyst report summarized below:

Date of Report	(09-05-05)
Incyte DFC Value	$457,000
Incyte remaining technology value	283,000

Total Technology Value	$740,000
DCF Value as % of Total Technology Value	61.8%

(c)	Based on Pre-IPO private placements of common stock (refer to Exhibit C-1 for details)

(d)	Represents closing 09-27-05 closing stock price for following reasons:

-	A July 27, 2005 Incyte press release revealed unfavorable Phase IIb IIB data for DFC, its major product;

-	A Sep 27, 2005 Incyte press release revealed that the Phase II data would cause a 12 to 18 month delay to getting FDA approval

(e)	Based on Banc of America analyst report (09-28-05) stating the following:

Date of Report	(09-28-05)
Incyte DFC Value	$305,000
Incyte remaining technology value	325,000
Total Technology Value	$630,000
DCF Value as % of Total Technology Value	48.4%

(f)	Represents private company values shown in Exhibit B;

liquidity premium (based on Pre-IPO private placements of common stock as shown in Exhibit C-1);

(g)	Based on following analysis:

	Placement Value	Conv. Price	Market Value 08-04-04	Market Value 10-26-04	Market Value 08-10-05	Market Value 02-14-06
Convertible Subordinated Notes:
3.5% Notes (Placed Mar 04-due Feb 11)	$250,000	$11.22	$201,575	$279,375	$219,075	$202,500
5.5% Notes (Placed Feb 00-due Feb 07)	200,000	67.42	128,766	128,766	128,766	91,919

	$450,000		$330,341	$408,141	$347,841	$294,419
Note: Market Value of 3.5% Notes based on open market prices obtained from Bloomberg;			$80.63	$111.75	$87.63	$81.00
Note: Market Value of 5.5% Notes based on carrying value shown in most recent quarterly SEC filing;			$473,555	$412,562	$382,744	$382,744

(h)	Based on most recent filings except for Aug 10, 2005 which was based on average balance of June 30 and Sep 30;

(I)	Based on 2004-2005 operating margin (before R&D) of Gilead Sciences, Inc., a mature biotech company with several drugs in successful commercialization stage (refer to Exhibit C-2);

Exhibit C-1

Pharmasset, Inc.

Pre-lPO Marketability Discount Rates

THE EMORY STUDIES (1985-1995)

	Number of IPOs	Discount to IPO		Dispersion of Observations
Period		Mean	Median	High	Low	Std. Dev.
1985-1986	21	43%	43%	83%	3%	21%
1987-1989	27	45%	45%	82%	4%	21%
1989-1990	23	45%	40%	94%	6%	22%
1990-1992	35	42%	40%	94%	-6%	22%
1992-1993	54	45%	44%	90%	-4%	21%
1994-1995	46	45%	45%	76%	6%	18%

All Years	206	44%	43%	94%	-6%	21%

Implied Premium		79%	75%

Source: Mercer, Z. Christopher, Quantifying Marketability Discounts, p.80. See Chapter 3, Figure 3-2.

Exhibit C-2

Gilead Sciences, Inc.

Summary of Financial Results

For Year Ended December 31	2005		2004		2003
	Million	%	Million	%	Million	%
Revenues	$2,029	100.0%	$1,325	100.0%	$836	100.0%
Cost of Sales	260	12.8%	167	12.6%	113	13.5%
Research & Development	269	13.2%	278	21.0%	182	21.7%
Selling, General & Admin	379	18.7%	303	22.9%	233	27.9%
In-Process R&D					489	58.4%
Asset Impairments					10	1.2%

Operating Income	1,120	55.2%	578	43.6%	(190)	-22.8%
Operating Income b/4 R&D	1,389	68.5%	855	64.6%	(9)	-1.0%
Operating Income b/4 R&D, IPR&D and Impairment	1,389	68.5%	855	64.6%	490	58.6%
Market Capitalization (Feb 4, 2006)	$27,516
Cash & Equivalents	$2,324

Gilead Sciences, Inc. (GILD):

Biopharmaceutical company engaged in discovery, development and commercialization of therapeutics to advace the care of patients suffering from life-threatening diseases worldwide. With eight FDA approved drugs (among many others in development), company signed collaboration agreement in 2004 with Bristol-Myers Squibb Company to develop and commercialize a fixed-dose antiretroviral treatment regimen for HIV available in fixed-dose combination taken once daily;

Exhibit D

Pharmasset, Inc.

Liquidation Preferences and Shares Outstanding

	Series D Preferred Issuance (Aug 04, 2004)	Series R Preferred Issuance (Oct 26, 2004)	Preferred Stock Conversions (Jun 15, 2005)	Unfavorable DFC Report (Jul 27, 2005)	Aug 10, 2005 Common Stock Valuation
	(000)
Liquidation Preferences:
Preferred A	$5,630	$5,630	$3,685	$3,685	$3,685
Preferred A issuable	55	55
Preferred B	3,910	3,910	626	626	626
Preferred C	7,400	7,400	1,998	1,998	1,998
Preferred D	40,001	40,001	12,779	12,779	12,779
Preferred D-1 (1,254,960 Warrants in-the-money)	5,459	5,459	5,459	5,459	5,459
Preferred R		4,000	4,000	4,000	4,000
Preferred R-1 (470,488 Warrants not-in-money)

Total liquidation preferences	62,455	66,455	28,547	28,547	28,547

Fully Diluted Shares outstanding:
Preferred A	3,085	3,085	2,585	2,585	2,585
Preferred A issuable	55	55	55	55	55
Preferred B	2,300	2,300	368	368	368
Preferred C	1,390	1,390	375	375	375
Preferred D	7,843	7,843	2,506	2,506	2,506
Preferred D-1(1,254,960 Warrants in-the-money)	1,255	1,255	1,255	1,255	1,255
Preferred R		400	400	400	400
Preferred R-1 (470,588 Warrants not-in-money)
Common	6,312	6,312	15,558	15,558	15,558

Total shares outstanding	22,240	22,640	23,101	23,101	23,101

Total options O/S:	2,225	2,534	2,817	2,817	3,175

Options not-in-money

Net Total Options	2,225	2,534	2,817	2,817	3,175
Fully Diluted Shares	24,465	25,174	25,918	25,918	26,276	#

Exhibit E

Valuation of Series D-1 Warrant

Pharmasset, Inc

Black-Scholes Analysis

Bottoms Up Approach

Series D Preferred Stock		$4.41 [1]
Exercise Price		$0.10
Days until expiration		1,825
Volatility		25%[2]
Risk Free Rate		2.48%[3]
Dividend Yield		0.00%

Black Scholes Option Pricing Model Calculation:
d1		7.27502
d2		6.71600
N(d1)		1.00000
N(d2)		1.00000

Value of Series D-1 Warrant		$4.32
Times: Series D-1 Warrants per D Unit		0.16

Equals: Series D-1 Warrant value / D Unit		$0.69
Value of Series D Financing Unit	=	Series D Preferred Stock Value + ((0.16 x Series D-1 Warrant Value);
	=	$4.41	+ $ 0.69
		$5.10

Notes:

[1]	Represents the value of Series D Preferred Stock given a Series D Unit value of $5.10;
[2]	Based on public stock market volatility of selected guideline companie (as shown in Exhibit G, adjusted to reflect the lower value volatility of preferred stock;
[3]	Based on 5 year US Treasury notes yield, as of August 4, 2004;

Exhibit F

Valuation of Series R-1 Warrant

Pharmasset, Inc

Black-Scholes Analysis

Bottoms Up Approach

Series R Preferred Stock		$9.35 [1]
Exercise Price		$12.75
Days until expiration		730
Volatility		25%[2]
Risk Free Rate		3.72%[3]
Dividend Yield		0.00%

Black Scholes Option Pricing Model Calculation:
d1		-0.49155
d2		-0.84511
N(d1)		0.31152
N(d2)		0.19903

Value of Series R-1 Warrant		$0.56
Times: Series D-1 Warrants per D Unit		1.18

Equals: Series D-1 Warrant value / D Unit		$0.66
Value of Series D Financing Unit	=	Series D Preferred Stock Value + ((0.16 x Series D-1 Warrant Value);
	=	$9.35	+ $0.66
		$10.00

Notes:

[1]	Represents the value of Series R Preferred Stock given a Series R Unit value of $10.00;
[2]	Based on public stock market volatility of selected guideline companie (as shown in Exhibit G), adjusted to reflect the lower value volatility of preferred stock;
[3]	Based on 5 year US Treasury notes yield, as of October 26, 2004;

Exhibit F-1

American Appraisal Associates, Inc.

Valuation of Series R Financing Unit

Pharmasset, Inc

Series R Financing Unit Value =		Series R-1 Preferred Warrant Value (Ex F-2)	x	Series R Preference Value (Ex A)	+	Common Stock Value (Ex A)	=	Unit Value
1. Private Company Scenario		$2.09	+	$10.00	+	$2.39	=	$14.48
2. IPO Scenario		$0.01	+	0	+	$7.14	=	$7.16

Probability:
1 . Private Company Scenario	40%	$0.84	+	$4.00	+	$0.96	=	$5.79
2. IPO Scenario	60%	$0.01	+	0	+	$4.29	=	$4.30

Weighted		$0.85	+	$4.00	+	$5.24	=	$10.09

Exhibit F -2

Valuation of Series R-1 Warrant

Pharmasset, Inc

Black-Scholes Analysis

Top-Down Approach	Private Company Scenario	IPO Scenario
	(Per Warrant)	(Per Warrant)
Series R-1 Preferred Stock Value	$12.03 [1]	$7.14 [4]
Exercise Price	$12.75	$12.75
Days until expiration	730	365 [5]
Volatility	25%[2]	25%[2]
Risk Free Rate	3.72%[3]	3.72%
Dividend Yield	0.00%	0.00%

Black Scholes Option Pricing Model Calculation:
d1	0.22333	-2.04290
d2	-0.13023	-2.29290
N(d1)	0.58836	0.02053
N(d2)	0.44819	0.01093

Value of Series R-1 Warrant	$1.77	$0.01
Times: Series R-1 Warrants per R Unit	1.18	1.18

Equals: Series R-1 Warrant value / R Unit	$2.09	$0.01

Notes:

[1]	Private company value of Series R-1 Preferred Stock Value is equivalent to its preference value of $12.75 per share; discounted to present value at a discount rate of 15% , representing the estimated expected return attributed to the shares’ convertibility, noncumulative dividend and preference rights;
[2]	Based on public stock market volatility of selected guideline companie (as shown in Exhibit G), discounted to 25% to account for inherent stability in value of preferred stock in private company scenario;
[3]	Based on 5 year US Treasury notes yield, as of October 26, 2004;
[4]	IPO value based on conversion value of one share of common stock discounted to present value at 15%;

Exhibit G

Public Guideline Biotech Companies

Operating and Market Data (a)

Guideline Public Companies Ticker Symbol	Anadys Pharmaceutical ANDS		Incyte Corp INCY		Indenix Pharmaceutical IDIX		Average		Median		Pharmasset
Stock Market Capitalization:
Stock Price (August 10, 2005)	$13.21		$7.34		$24.22
Shares Outstanding (Million)	22.6		83.4		48.2

Market Capitalization (Million)	298.0		612.2		1,166.6

Operating Statistics:
	(Million)		(Million)		(Million)
Projected 2008
Revenue	$36.2		$30.5		$282.2						20.7
Net Income	(25.0)		(106.5)		25.1						(3.2)
Profitability Margin	-69.0%		-348.6%		8.9%						-15.3%
Revenue Growth	23.8%		57.5%		23.5%						-36.3%

Projected 2007
Revenue	$29.2		$19.4		$228.5						32.5
Net Income	(22.8)		(108.8)		9.8						(0.1)
Profitability Margin	-78.0%		-561.0%		4.3%						-0.2%
Revenue Growth	63.9%		50.2%		87.3%						1020.7%

Projected 2006
Revenue	$17.8		$12.9		$122.0						2.9
Net Income	(22.1)		(103.0)		(65.0)						(28.0)
Profitability Margin	-124.2%		-798.0%		-53.3%						-967.2%
Revenue Growth	279.5%		59.0%		89.8%						-27.5%

Projected 2005
Revenue	$4.7		$8.1		$64.3						4.0
Net Income	(24.7)		(101.8)		(54.4)						(15.9)
Profitability Margin	-525.0%		-1254.4%		-84.6%						-398.4%
Revenue Growth	166.6%		-42.6%		-32.6%						0.0%

2004
Revenue	$1 .8		$14.1		$95.4						4.0
Net Income	(33.0)		(164.8)		(6.2)						-15.9
Profitability Margin	-1871.7%		-1165.1%		-6.5%						-398.4%

(b) Common Stock Price Volatility	25.9%		75.4%		58.7%		53.3%		58.7%

Stock Market Capitalization to:

Projected 2008 Revenue	8.2	x	20.0	x	4.1	x	10.8	x	8.2	x
Projected 2007 Revenue	10.2	x	31.6	x	5.1	x	15.6	x	10.2	x
Projected 2006 Revenue	16.7	x	47.4	x	9.6	x	24.6	x	16.7	x
Projected 2005 Revenue	63.4	x	75.4	x	18.2	x	52.3	x	63.4	x
2004 Revenue	169.1	x	43.3	x	12.2	x	74.9	x	43.3	x

(a)	Information provided by Bloomberg
(b)	Based from Bloomberg. Represents average implied volatility for 10 trading days prior to and including the valuation data.

Annex B

P. 1

“Roche is a market leader in HCV therapy through their FDA-approved product, Pegasys. . . .”

Key metrics

In 2005, the HCV market was worth an estimated $2,247m (Figure 1). Datamonitor expects the market to double between 2005 and 2010 and to quadruple by 2015, increasing by a CAGR of 14.6% between 2006 and 2015.

10,000

9,000

8,000

7,000

6,000

5,000

4,000

3,000

2,000

1,000

0

2002A

2003A

2004A

2005A

2006E

2007E

2008E

2009E

2010E

2011E

2012E

2013E

2014E

2015E

Source: MIDAS Sales Data, IMS Health, 2006, Copyright©.

reprinted with permission

DATAMONITOR

Although Roche and Schering-Plough will retain their leading positions, newcomers are expected to capture significant market share by 2015, in particular Vertex and the Idenix/Novartis partnership (Figure 2). Novartis’s position will further be strengthened through its partnership with Human Genome Sciences.

Pipeline Insight: HCV

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DMHC2188

Executive Summary

DATAMONITOR

2005A

2010E

2015E

Source: MIDAS Sales Data, IMS Health, 2006, Copyright©

reprinted with permission

DATAMONITOR

The two sustained key unmet needs in HCV are efficacy and tolerability (Figure 3).

53.3%

23.3%

18.7%

4.7%

Higher efficacy

Better tolerability

Shorter treatment duration

Less frequent dosing

The compounds currently with the highest potential to satisfy these unmet needs are direct HCV antivirals, mainly NS3 protease inhibitors followed by NS5B polymerase inhibitors (Figure 4).

Pipeline Insight: HCV

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DMHC2188

P. 65

“Approximately 2.6%, or 71,000, of these HCV patients are treated each year.”

Appendix

DATAMONITOR

genotype and estimated rate of compliance). The resulting treatment rates are shown in Table 54.

Table 54: Treatment rates in the seven major markets

Country

US

Japan

France

Germany

Italy

Spain

UK

EU5

Total seven

major markets

Number of chronic HCV patients

4,244,474

973,976

572,747

420,354

2,798,315

612,640

465,600

4,869,655

10,088,105

Number of patients

treated per year

71,320

51,298

21,293

23,335

28,481

15,671

5,282

94,062

216,680

Treatment rates (%)

1.7

5.3

3.7

5.6

1.0

2.6

1.1

1.9

2.2

Source: Datamonitor

DATAMONITOR

The following comment validates the treatment rate for France:

“We think we have about 20,000 patients treated per year. But obviously, in the last 10 years, we think we had probably more than 100,000 patients who were treated, or 150,000.”– French key opinion leader

Product penetration rates

Penetration rates for each compound in the first few years following launch and at peak were estimated based on Datamonitor’s knowledge of the chronic HCV market and proprietary primary as well as secondary research provided in the product profiles in earlier chapters of this report, and further comparative analysis. Exact uptake curves were chosen based on the pipeline product’s attributes, in particular with regards to the level of satisfaction of unmet needs. For example, owing to the positive view key opinion leaders expressed with regards to direct HCV inhibitors, in particular the protease inhibitors, these were determined to follow a parabolic uptake, with sales rapidly increasing in the first few years following launch and flattening off thereafter.

Pipeline Insight: HCV

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DMHC2188

P. 65

“Worldwide sales of HCV drugs. . . are forecasted to reach more than $4.0 billion by 2010.”

Executive Summary DATAMONITOR

Datamonitor insight into the HCV market

The HCV market is expected to grow from $2.2 billion in 2005 to $4.4 billion in 2010 and $8.8 billion in 2015. Growth will be driven mainly by the rapid uptake of new drugs and potentially the use of multiple drugs in the same treatment regime, the premium pricing these will be able to command and the increase in the number of patients seeking treatment

Chronic HCV affects an estimated 10 million patients in the seven major markets. Less than half of all chronic HCV patients are thought to have been diagnosed, and significantly fewer receive treatment. Datamonitor estimates that, on average, only 2.15% of all HCV patients are treated each year in the seven major markets, ranging from 1.0% in Italy to 5.6% in Germany. Key reasons for the low treatment rates are limited efficacy, significant toxicity and long treatment duration associated with the current standard of care, pegylated interferon (Peg-IFN) plus ribavirin (RBV) combination therapy.

With only a fraction of patients receiving antiviral therapy, growth in the HCV market has been sluggish. Datamonitor estimates that the chronic HCV market was worth $2.2 billion in 2005, having grown at a CAGR of 2.4% since 2002. However, growth is expected to accelerate from 2009 onwards concomitant with the launch of new antivirals with novel mechanisms of action. In light of the high unmet need in HCV and the limitations associated with current therapy, Datamonitor believes that these drugs, in particular Vertex’s protease inhibitor VX-950, will be in a strong position to command premium pricing.

Current clinical trial designs and results favor the use of small molecule antivirals—including direct HCV inhibitors—in combination with Peg-IFN, with or without RBV. Small molecule antivirals will thus not take market share from existing drugs but expand the market instead. Value may further be added through the use of multidrug therapy consisting of more than one small molecule antiviral in the treatment regime. This could be an attractive option for nonresponders and relapsers: the simultaneous use of different drugs with complementary mechanisms of action has the potential to maximize the likelihood of treatment success.

Datamonitor expects overall treatment rates to increase significantly as a consequence of new drug launches. Key opinion leader research conducted as part of this report has revealed that, in addition to a large proportion of patients not being eligible for treatment, many currently refuse therapy and would only consider

Pipeline Insight: HCV

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P. 65

(i) “. . .HCV genotypes la and 1b. . .account for over 70% of HCV infections in the US. . . .”

(ii) “. . .less than 50% of [HCV genotype 1a and 1b] patients respond to standard therapy consisting of pegylated interferon plus ribavirin.”

Patient Potential >DATAMONITOR

Figure 17:

Genotypes 1e and 1b combined account for over 70% of HCV infections In the US, 2006

4(0.9%)

6(3.2%)

1a(56.7%)

2b(11.4%)

2a(3.5%)

1b(17%)

DATAMONITOR Source: Armstrong et al., 2006

In addition to being the most abundant, genotype 1 is also the least responsive to therapy: overall, less than half of all genotype 1 paients respond to standard therapy consisting of Peg-IFN plus ribavirin (Fried et al. 2002; Manns el al., 2001: Poynard et al., 2003). In contrast, genotypes 2 and 3 are represented by only around 20% of the chronic HCV popoulation but are highly sensitive to current therapy: an estimated 76-88% of patients achieve a sustained virologic response (SVR) following a full course of treatment.

Genotype frequency: new infections may not mirror the current chronic patient pool Published data suggest that the relative frequency of each genotype may have changed in the last few decades. A recent study Involving 1,183 patients in South-East France analyzed the distribution of genotypes over the past decades. The authors found that distribution had undergone major changes between the 1960s and 2000 (Bourliere et al., 2002). Interestingly, genotype 1a was significantly more common in patients infected through intravenous drug use (IDU) after 1990, while genotype 1b was significantly less frequent in patients infected through IDU. Its frequency had also decreased since 1978. Genotype 3a was independently associated with IDU and tattooing and was more frequent in the 1979–1990 period. Based on these findings, the authors concluded that the HCV genotype distribution had changed due to an increase in IDU contamination and an evolution of HCV

Pipeline Insight: HCV

© Data monitor (Published 06/2006)

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“. . . treatment rates [for HCV] remain low. . . .”

Executive Summary DATAMONITOR

Datamonitor insight into the HCV market

The HCV market is expected to grow from $2.2 billion in 2005 to $4.4 billion in 2010 and $8.8 billion in 2015. Growth will be driven mainly by the rapid uptake of new drugs and potentially the use of multiple drugs in the same treatment regime, the premium pricing these will be able to command and the increase in the number of patients seeking treatment

Chronic HCV affects an estimated 10 million patients in the seven major markets. Less than half of all chronic HCV patients are thought to have been diagnosed, and significantly fewer receive treatment. Datamonitor estimates that, on average, only 2.15% of all HCV patients are treated each year in the seven major markets, ranging from 1.0% in Italy to 5.6% in Germany. Key reasons for the low treatment rates are limited efficacy, significant toxicity and long treatment duration associated with the current standard of care, pegylated interferon (Peg-IFN) plus ribavirin (RBV) combination therapy.

With only a fraction of patients receiving antiviral therapy, growth in the HCV market has been sluggish. Datamonitor estimates that the chronic HCV market was worth $2.2 billion in 2005, having grown at a CAGR of 2.4% since 2002. However, growth is expected to accelerate from 2009 onwards concomitant with the launch of new antivirals with novel mechanisms of action. In light of the high unmet need in HCV and the limitations associated with current therapy, Datamonitor believes that these drugs, in particular Vertex’s protease inhibitor VX-950, will be in a strong position to command premium pricing.

Current clinical trial designs and results favor the use of small molecule antivirals—including direct HCV inhibitors—in combination with Peg-IFN, with or without RBV. Small molecule antivirals will thus not take market share from existing drugs but expand the market instead. Value may further be added through the use of multidrug therapy consisting of more than one small molecule antiviral in the treatment regime. This could be an attractive option for nonresponders and relapsers: the simultaneous use of different drugs with complementary mechanisms of action has the potential to maximize the likelihood of treatment success.

Datamonitor expects overall treatment rates to increase significantly as a consequence of new drug launches. Key opinion leader research conducted as part of this report has revealed that, in addition to a large proportion of patients not being eligible for treatment, many currently refuse therapy and would only consider

Pipeline Insight: HCV

© Datamonitor (Published 06/2006)

This report is a licensed product and is not to be photocopied

DMHC2188